UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(1)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Securities for which Atlas Sand Holdings, LLC (“Holdings”) reports shared dispositive power include the following directly held securities: (a) 2,255,395 shares of Class A Common Stock of the Issuer, par value $0.01 per share (“Class A Common Stock”) and (b) 42,852,499 shares of Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), and an equivalent number of units (“Units”) representing ownership in Atlas Sand Operating, LLC (“Atlas Operating”), which together with the shares of Class B Common Stock are redeemable for 42,852,499 shares of Class A Common Stock. Ben M. Brigham is the sole manager of Atlas Sand Management Company, LLC (“ASMC”), which is the managing member of Holdings. Therefore, each of Mr. Brigham and ASMC may be deemed to beneficially own the shares reported by Holdings. Pursuant to a Voting Agreement (the “Voting Agreement”), dated as of March 8, 2023, by and among Holdings, ASMC, Atlas Sand Holdings II, LLC (“Holdings II”) and Atlas Sand Management Company II, LLC (“ASMC II”), Holdings II has the right to direct the voting of a number of shares equal to 51.0% of the aggregate number of shares held by Holdings and Holdings II. Therefore, (i) Holdings II has the right to direct the voting of, and may be deemed to beneficially own, 4,927,894 of the shares of Common Stock that are held directly by Holdings and (ii) the securities for which Holdings reports shared voting power do not include such shares of Common Stock.

(2)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the limited liability company agreement of Atlas Operating (the “Atlas Operating LLC Agreement”).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement. Ben M. Brigham is the sole manager of ASMC II, which is the managing member of Holdings II. Therefore, each of Mr. Brigham and ASMC II may be deemed to beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(2)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes 40,180,000 of the shares of Common Stock held directly by Holdings, and does not include 4,927,894 of the shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement.

(2)

Includes (a) 2,255,395 shares of Class A Common Stock and (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock. ASMC is the managing member of Holdings, and therefore may be deemed to beneficially own the shares reported as beneficially owned by Holdings.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings of which Holdings II has the right to direct the voting, and therefore may be deemed to beneficially own, pursuant to the Voting Agreement. ASMC II is the managing member of Holdings II, and therefore may be deemed to beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 300,000(1)
	8.	Shared voting power 82,000,000(2)
	9.	Sole dispositive power 300,000(1)
	10.	Shared dispositive power 82,000,000(2)

11.	Aggregate amount beneficially owned by each reporting person 82,300,000(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 82.3%(3)
14.	Type of reporting person IN

(1)	Includes 300,000 shares of Class A Common Stock held directly by Ben M. Brigham.
(2)

Includes (a) 2,255,395 shares of Class A Common Stock held directly by Holdings, (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock, and (c) 36,892,106 shares of Class A Common Stock held directly by Holdings II. Ben M. Brigham is the sole manager of ASMC and ASMC II, which are the managing members of Holdings and Holdings II, respectively. Therefore, Mr. Brigham may be deemed to beneficially own the shares reported as beneficially owned by each of Holdings and Holdings II.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2023 by and on behalf of Atlas Sand Holdings, LLC (“Holdings”), Atlas Sand Holdings II, LLC (“Holdings II”), Atlas Sand Management Company, LLC (“ASMC”), Atlas Sand Management Company II, LLC (“ASMC II”) and Ben M. Brigham (each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”), and Amendment No. 1 thereto filed on August 2, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to insert the following paragraph immediately following the eighth paragraph:

On September 12, 2023, Holdings and Holdings II delivered to the Issuer a joint irrevocable written consent approving and adopting the MRA and the transactions contemplated thereby.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2023

/s/Ben M. Brigham, by Dathan C. Voelter as Attorney-in-Fact

ATLAS SAND HOLDINGS, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND HOLDINGS II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

[Signature Page to Schedule 13D]